SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE
OFFICE OF INTERNATIONAL CORPORATE FINANCE
JUDICIARY PLAZA
450 FIFTH STREET NW
WASHINGTON DC 20549

Madrid, March 2003

Re: TelePizza, S.A.(FILE NUMBER 82-5001)
ONGOING DISCLOSURE PURSUANT TO RULE 12 g3-2 (b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of TelePizza, S.A., (The company) and pursuant to the requirement of Rule 12g3-2(b) under the U.S.Securities Exchange Act of 1934, as amended (the (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the SEC).

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents list below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Spain, (ii) filed or become required to file with the Comisión Nacional del Mercado de Valores (The Spanish National Securities Market Commission or the "CNMV") and the Madrid , Barcelona , Bilbao and Valencia Stock Exchange (the Spanish Stock Exchanges" and which was or will be made public by the CNMV or the Spanish Stock Exchange, respectively or (iii) has distributed or become required to distribute to its security holders.

EXHIBIT 1.- TelePizza submits information regarding 2002 FY filed with the CNMV on the 28th of February 2003.

If you should have any questions or comments, please call the undersigned at 001 34 91 657 6200.

Very truly yours


03050954

Igor Albiol
Controller Director

dlw 5/30

03 APR 15 PM 7:21

INFORMATION REGARDING:

SEMESTER: Second YEAR: 2001

I. INFORMATION REGARDING THE ISSUER

Corporate name:
Tele Pizza, S.A.

Registered offices:	Fiscal ID No.
C/ Isla Graciosa 7, San Sebastian de los Reyes (Madrid)	A78849676

Persons assuming liability for this information, offices they hold and identification of the powers or capacities under which they may represent the company:	Signature:
D. Fernando Zapater Marqués *Chief Executive Manager*	

CONTENTS OF THE SEMESTER REPORT
(insert X to mean it is included)

		Individual	Consolidated
I. Information regarding the issuer	0010	X	
II. Changes in the Consolidated Group	0020		X
III. Bases for the presentation and evaluation rules	0030	X	X
IV. Balance Sheet	0040	X	X
V. Profit and Loss Account	0050	X	X
VI. Distribution of the Net Turnover per Business	0060	X	X
VII. Number of Employees	0070	X	X
VIII. Business Development	0080	X	X
IX. Distributed Dividends	0090		
X. Significant Facts	0100	X	
XI. Explanatory Annex for Significant Facts	0110	X	
XII. Special Auditors' Report	0120		

II. CHANGES IN THE COMPANIES FORMING THE CONSOLIDATED GROUP (19)

-The companies; Telepizza Córdoba S.A. and Telepizza Fuenlabrada S.A. have been dissolved transfering all their assets and liabilities to Telepizza S.A.
-The companies; Alimentos Familiares S.A., Telechef Noroeste S.L, Telechef Mostoles S.L. and Prenasa Precocinados Naturales S.A. have been dissolved transfering all their assets and liabilities to Elaboración y Suministro de Alimentos S.L.
-Telepizza U.K. is no longer within the consolidation scope due to the sale of its shares.

III. BASES FOR THE PRESENTATION AND EVALUATION RULES

(For the preparation of the data and information of a financial-accounting nature included within this public, periodic information, such criteria, evaluation rules and accounting principles as contained in the regulations in force regarding information of a financial-accounting nature to be incorporated in the annual accounts and intermediate financial statements of the industry to which the entity belongs shall be applied. Given the rare case, if any, that the accounting principles and criteria generally accepted and required by the applicable rules in force were not applied, such fact shall be pointed out and sufficiently argued, with explanations about the consequences that this failure might have on the assets, the financial situation and the results of the company or its consolidated group. Additionally and to a similar extent, any amendment that, where appropriate and with respect to the latest audited annual accounts, might have been introduced in the accounting principles used for the preparation of the information attached hereto, shall be recorded and accounted for. In the event that the same accounting principles, criteria and policies as used for the latest annual accounts have been applied and if the same comply with the provisions of the accounting rules in force applicable to the entity, please specify it).

The same criteria and accounting principles taken into account for the consolidated annual accounts of the previous financial year have been applied hereto, the same complying with the rules in force.

Note: **If you need further space for the requested information, another sheets can be included**

IV. BALANCE SHEET FOR THE INDIVIDUAL COMPANY

Unit: thousands of Euros

ASSETS		CURRENT F. YEAR	LAST F. YEAR
A) SHAREHOLDERS' LONG TERM DEBT	0200	0	0
I. Start-up expenses	0210	921	1.096
II. Intangible Assets	0220	15.787	14.848
II.1. Assets under capital leases	0221	4.057	3.252
II.2. Other Intangible Assets	0222	11.730	11.596
III. Tangible Assets	0230	46.498	55.875
IV. Financial Assets	0240	118.886	113.469
V. Long-term Own Shares	0250	5.832	13.529
VI. Long-term Trade Debtors	0255	3.395	3.620
B) FIXED ASSETS (1)	0260	**191.319**	**202.437**
C) DEFERRED EXPENSES (2)	0280	435	533
I. Shareholders' short term debt	0290	0	0
II. Stocks	0300	1.311	1.400
III. Debtors	0310	71.603	55.071
IV. Short-term Financial Investments	0320	13.596	12.462
V. Short-term Own shares	0330	0	0
VI. Cash and banks	0340	397	669
VII. Prepayments and accrued expenses	0350	903	1.095
D) CURRENT ASSETS	0360	**87.810**	**70.697**
TOTAL ASSETS (A+B+C+D)	0370	**279.564**	**273.667**

LIABILITIES		CURRENT F. YEAR	LAST F. YEAR
I. Subscribed Capital	0500	6.708	6.708
II. Reserves	0510	61.280	69.449
III. Result from previous financial years	0520	0	0
IV. Results for the year	0530	-2.678	-8.169
V. Dividend Prepayments made during the financial year	0550	0	0
A) CAPITAL AND RESERVES	0560	**65.310**	**67.988**
B) DEFERRED INCOME (3)	0590	4.384	0
C) PROVISIONS FOR RISKS AND LIABILITIES	0600	1.305	5.037
I. Issue of debentures and other negotiable securities	0610	0	0
II. Amounts owed to Credit Entities	0615	43.970	64.878
III. Amounts owed to Associated and Affiliated Companies	0620	0	0
IV. Long-term Trade Creditors	0625	0	0
V. Other Long-term Debts	0630	794	1.101
D) LONG-TERM LIABILITIES	0640	**44.764**	**65.979**
I. Issue of debentures and other negotiable securities	0650	0	0
II. Amounts owed to Credit Entities	0655	58.090	67.523
III. Amounts owed to Associated and Affiliated Companies	0660	81.641	49.052
IV. Trade Creditors	0665	17.509	11.438
V. Other Short-term Debts	0670	6.541	6.630
VI. Accruals and deferred income	0680	20	20
E) SHORT-TERM LIABILITIES	0690	**163.801**	**134.663**
F) PROVISIONS FOR SHORT-TERM RISKS AND LIABILITIES	0695	0	0
TOTAL LIABILITIES (A + B + C + D + E + F)	0700	**279.564**	**273.667**

V. INDIVIDUAL RESULTS OF THE COMPANY

Unit: thousands of Euros		CURRENT F. YEAR		LAST F. YEAR	
		Amount	%	Amount	%
+ Net turnover amount (5)	0800	186.642	100,00%	195.318	100,00%
+ Other Income (6)	0810	10.836	5,81%	8.905	4,56%
+/- Variations in the inventories of finished products and products in progress	0820	0	0,00%	0	0,00%
= TOTAL VALUE OF PRODUCTION	0830	**197.478**	105,81%	**204.223**	104,56%
- Net Purchases	0840	-85.559	-45,84%	-89.860	-46,01%
+/- Variations in the inventories of goods for resale, raw materials and other consumables	0850	0	0,00%	0	0,00%
- External and Working Expenses (7)	0860	-35.076	-18,79%	-36.127	-18,50%
= ADJUSTED VALUE ADDED	0870	**76.843**	41,17%	**78.236**	40,06%
+/- Other Expenses and Incomes (8)	0880	0	0,00%	0	0,00%
- Personnel Cost	0890	-53.260	-28,54%	-57.063	-29,22%
= GROSS OPERATING RESULTS	0900	**23.583**	12,64%	**21.173**	10,84%
- Depreciation and Amortization	0910	-9.264	-4,96%	-8.957	-4,59%
- Transfer for the Reversion Fund	0915	0	0,00%	0	0,00%
- Variations in the Current Assets Provisions	0920	0	0,00%	550	0,28%
= NET OPERANTING RESULTS	0930	**14.319**	7,67%	**12.766**	6,54%
+ Financial Income	0940	13.128	7,03%	1.872	0,96%
- Financial Expenses	0950	-8.850	-4,74%	-7.950	-4,07%
+ Capitalized Exchange Interests and Differences	0960	0	0,00%	0	0,00%
- Variations in the Current Assets Provisions (9)	0970	-369	-0,20%	0	0,00%
= RESULTS FROM ORDINARY ACTIVITIES	1020	**18.228**	9,77%	**6.688**	3,42%
+/- Results Accruing from Tangible, Intangible Fixed Assets and Investment Portfolio (11)	1021	-768	-0,41%	-135	-0,07%
- Variations in the Provisions for Tangible, Intangible Fixed Assets and Investment Portfolio (12)	1023	-23.363	-12,52%	-12.508	-6,40%
+/- Results from Transactions with Own Shares and Debentures (13)	1025	0	0,00%	0	0,00%
+/- Results from Previous Years (14)	1026	495	0,27%	-2.577	-1,32%
+/- Other Extraordinary Results (15)	1030	-1.917	-1,03%	-6.105	-3,13%
= RESULTS BEFORE TAXES	1040	**-7.325**	-3,92%	**-14.637**	-7,49%
+/- Corporate Tax and Others	1042	4.647	2,49%	6.468	3,31%
= RESULTS FOR THE YEAR	1044	**-2.678**	-1,43%	**-8.169**	-4,18%

IV. BALANCE SHEET OF THE CONSOLIDATED GROUP

Unit: thousands of Euros

ASSETS		CURRENT F. YEAR	LAST F. YEAR
A) SHAREHOLDERS' LONG TERM DEBT	1200		0
I. Start-up expenses	1210	1.614	2.454
II. Intangible Assets	1220	21.487	18.788
II.1. Assets under capital leases	1221	7.536	5.316
II.2. Other Intangible Assets	1222	13.951	13.472
III. Tangible Assets	1230	103.219	133.496
IV. Financial Assets	1240	18.247	13.293
V. Long-term Parent Company Shares	1250	5.832	13.529
VI. Long-term Trade Debtors	1255	8.198	12.381
B) FIXED ASSETS (1)	1260	**158.597**	**193.941**
C) CONSOLIDATED GOODWILL	1270	23.069	24.212
D) DEFERRED EXPENSES (2)	1280	544	715
I. Shareholders' short term debt	1290	0	0
II. Stocks	1300	10.892	12.137
III. Debtors	1310	56.994	49.025
IV. Temporary Financial Investments	1320	8.308	3.463
V. Short-term Parent Company shares	1330	0	0
VI. Cash and banks	1340	5.631	5.382
VII. Prepayments and Accrued Expenses	1350	1.255	1.787
E) CURRENT ASSETS	1360	**83.080**	**71.794**
TOTAL ASSETS (A + B + C + D + E)	1370	**265.290**	**290.662**

LIABILITIES		CURRENT F. YEAR	LAST F. YEAR
I. Subscribed Capital	1500	6.708	6.708
II. Parent Company Reserves	1510	72.914	67.275
III. Retained Earnings in Consolidated Companies (16)	1520	10.418	9.173
IV. Foreign currency translation adjustment (17)	1530	-12.340	4.833
V. Result Allocated to the Parent Company	1540	5.410	5.128
VI. Dividend prepayments made during the financial year	1550	0	0
A) CAPITAL AND RESERVES	1560	**83.110**	**93.117**
B) MINORITY INTERESTS	1570	2.813	2.530
C) NEGATIVE CONSOLIDATION DIFFERENCES	1580	408	408
D) DEFERRED INCOME (3)	1590	5.672	812
E) PROVISIONS FOR RISKS AND LIABILITIES	1600	7.798	2.858
I. Issue of debentures and other negotiable securities	1610	0	0
II. Amounts owed to Credit Entities	1615	47.004	67.098
III. Long-term Trade Creditors	1625	0	0
IV. Other Long-term Debts	1630	933	1.401
F) LONG-TERM LIABILITIES	1640	**47.937**	**68.499**
I. Issue of debentures and other negotiable securities	1650	0	0
II. Amounts owed to Credit Entities	1655	62.807	72.716
III. Trade Creditors	1665	41.702	34.053
IV. Other Short-term Debts	1670	12.060	14.857
V. Accruals and deferred income	1680	983	812
G) SHORT-TERM LIABILITIES	1690	**117.552**	**122.438**
H) PROVISIONS FOR SHORT-TERM RISKS AND LIABILITIES	1695	0	0
TOTAL LIABILITIES (A + B + C + D + E + F + G + H)	1700	**265.290**	**290.661**

V. RESULTS OF THE CONSOLIDATED GROUP

Unit: thousands of Euros

	Code	CURRENT F. YEAR Amount	CURRENT F. YEAR %	LAST F. YEAR Amount	LAST F. YEAR %
+ Net turnover amount (5)	1800	285.377	100,00%	328.216	100,00%
+ Other Income (6)	1810	15.739	5,52%	14.636	4,46%
+/- Variations in the inventories of finished products and products	1820	0	0,00%	0	0,00%
= TOTAL VALUE OF PRODUCTION	1830	**301.116**	105,52%	**342.852**	104,46%
- Net Purchases	1840	-80.546	-28,22%	-92.542	-28,20%
+/- Variations in the inventories of goods for resale, raw materials and other consumables	1850	0	0,00%	0	0,00%
- External and Working Expenses (7)	1860	-73.667	-25,81%	-87.601	-26,69%
= ADJUSTED VALUE ADDED	1870	**146.903**	51,48%	**162.709**	49,57%
+/- Other Expenses and Incomes (8)	1880	0	0,00%	0	0,00%
- Personnel Cost	1890	-91.847	-32,18%	-109.980	-33,51%
= GROSS OPERATING RESULTS	1900	**55.056**	19,29%	**52.729**	16,07%
- Depreciation and Amortization	1910	-20.022	-7,02%	-20.436	-6,23%
- Transfer for the Reversion Fund	1915	0	0,00%	0	0,00%
- Variations in the Current Assets Provisions (9)	1920	67	0,02%	434	0,13%
= NET OPERATING RESULTS	1930	**35.101**	12,30%	**32.727**	9,97%
+ Financial Income	1940	1.294	0,45%	2.962	0,90%
- Financial Expenses	1950	-6.955	-2,44%	-7.640	-2,33%
+ Capitalized Exchange Interest and Differences	1960	0	0,00%	0	0,00%
- Transfer for Amortization and Financial Provisions (10)	1970	0	0,00%	0	0,00%
+/- Conversion Results (18)	1980	0	0,00%	0	0,00%
+/- Share in profits from companies consolidated under equity method	1990	-259	-0,09%	-2.338	-0,71%
- Amortization of the Consolidated Goodwill	2000	-1.492	-0,52%	-1.496	-0,46%
+ Reversion of Negative Consolidation Differences	2010	0	0,00%	0	0,00%
= RESULTS FROM ORDINARY ACTIVITIES	2020	**27.689**	9,70%	**24.215**	7,38%
+/- Results Accruing from Tangible, Intangible Fixed Assets and Investment Portfolio (11)	2021	-4.578	-1,60%	-5.142	-1,57%
- Variations in the Provisions for Tangible, Intangible Fixed Assets and Investment Portfolio (12)	2023	-7.697	-2,70%	-7.886	-2,40%
+/- Results from Transactions with Own Shares and Debentures (13)	2025	0	0,00%	0	0,00%
+/- Results from Previous Years (14)	2026	171	0,06%	-3.084	-0,94%
+/- Other Extraordinary Results (15)	2030	-7.175	-2,51%	-2.673	-0,81%
= CONSOLIDATED RESULTS BEFORE TAXES	2040	**8.410**	2,95%	**5.430**	1,65%
+/- Tax on Profits	2042	-2.045	-0,72%	-366	-0,11%
= CONSOLIDATED RESULTS FOR THE FINANCIAL YEAR	2044	**6.365**	2,23%	**5.064**	1,54%
+/- Results allocated to minority interests	2050	-955	-0,33%	64	0,02%
= RESULTS ALLOCATED TO THE PARENT COMPANY	2060	**5.410**	1,90%	**5.128**	1,56%

VI. DISTRIBUTION OF THE NET TURNOVER AMOUNT PER BUSINESS

BUSINESS		INDIVIDUAL Current year	INDIVIDUAL Last year	CONSOLIDATED Current year	CONSOLIDATED Last year
Factory sales	2100	55.999	50.024	51.911	41.909
Outlet sales	2105	113.971	127.018	209.650	251.899
Other sales	2110	16.672	18.276	23.817	34.409
	2115				
	2120				
	2125				
	2130				
	2135				
	2140				
Works Performed pending Certification (*)	2145				
Total I. N. C. N	2150	**186.642**	**195.318**	**285.377**	**328.217**
Internal Market	2160	185.436	193.326	225.624	235.082
Exports: European Union	2170	1.148	1.795	29.245	34.762
OEDC Countries	2173	21	144	21.623	49.169
Other Countries	2175	37	53	8.885	9.204

(*) To be filled in only by Building Companies

VII. AVERAGE NUMBER OF EMPLOYEES DURING THIS CURRENT PERIOD

		INDIVIDUAL Current year	INDIVIDUAL Last year	CONSOLIDATED Current year	CONSOLIDATED Last year
TOTAL NUMBER OF EMPLOYEES	3000	3.076	3.370	7.533	9.360

VIII. BUSINESS DEVELOPMENT

(In addition to complying with the provisions of the instructions for filling in this semester report, the information herein contained should also specifically mention the following aspects: development of the income amount and of the costs external to the said income; formation and analysis of the main transactions which resulted in obtaining extraordinary results; comments on the most significant investment and des-investment transactions, explaining their effect on the acting background of the company and, in particular, on the cash and banks thereof; sufficient explanation of the nature and effects of any item which may have caused an outstanding variation in the amount of income or in the results of the company during the current semester with respect to the reports from the previous quarter).

The Telepizza Group has obtained a consolidated net profit of 5.41 million euros, an increase of 5.5 per cent as opposed to the 5.13 million euros reached in 2001.

EBITDA has increased by 3.7 per cent reaching 55.12 million euros as opposed to the 53.16 million euros reached in 2001. Telepizza continues improving its operational margins, thus the EBITDA margin has increased to 19.3 per cent, as opposed to the 16.2 per cent with which it ended the last period.

The Chain's sales in Spain, including income from own and franchised outlets, increased by 2.6 per cent in 2002 reaching 313.75 million euros.

VIII. BUSINESS DEVELOPMENT

(In addition to complying with the provisions of the instructions for filling in this semester report, the information herein contained should also specifically mention the following aspects: development of the income amount and of the costs external to the said income; formation and analysis of the main transactions which resulted in obtaining extraordinary results; comments on the most significant investment and des-investment transactions, explaining their effect on the acting background of the company and, in particular, on the cash and banks thereof; sufficient explanation of the nature and effects of any item which may have caused an outstanding variation in the amount of income or in the results of the company during the current semester with respect to the reports from the previous quarter).

Income from operations rose to 301.12 million euros, 12.2 per cent less than the 342.85 million euros obtained in 2001. The company's franchising policy in both national and international areas implies that the sale of franchised stores is not included in Telepizza's consolidated sales.

As a result of this policy, Telepizza ended the last 2002 with 481 franchised stores and 377 own stores, consequently Telepizza only manages directly 44 per cent of the Group's stores. During this last period Telepizza has begun the installation of the stores new management computer system. In the international area, Telepizza chose to focus its activity on Portugal, Poland and Chile, countries in which it continues to strengthen as leader in the home delivery sector. In this way, the chains sales in these countries have increased by 4.8 per cent with respect to 2001, reaching 65.48 million euros.

Regarding countries in which activity is completely franchised, it is worth pointing out that the chains sales in France have increased by 26.4 per cent up to 5.83 million euros. Furthermore, the company continues to develop its activity in Mexico with Grupo Pollo Campero and extending, with this same group, operations in Central America.

The company has registered a negative extraordinary result of 19.28 million euros, destined mainly to restatements due to the depreciation of the own stock and write offs. Finally, the net result has increased to 5.41 million euros, 5.5 per cent over the 5.13 million euros registered in 2001.

In Spain, during 2002, TelePizza continued with the development of customer orientated working methods. In this way, it studied its product innovation policy in depth, one of the characteristics a customer most values, launching two types of pizza and two side dishes.
The first launch was Telepizza Double Base, a dough filled in with a special mix of cheese and covered with a thin base, with the chosen ingredients on top. Telepizza Calzzone was also launched, a closed pizza filled in with the chosen ingredients and a touch of garlic. Regarding side dishes, the company broadened it's offer with Telepizza Minis, small triangular cheese filled breads and Telepizza wraps, ingredients wrapped in a corn.

Towards the end of the last period, the company launched its magazine 'Que plan!' which customers receive at their homes together with their order. This monthly magazine is only being distributed, in its first phase, in the companies own stores. It is a practical guide offering plans, suggestions and news related to activities which could make free time at home more enjoyable, coinciding with the moments in which the Telepizza client consumes.

Note: If you need further space for the requested information, another sheets can be included

()

VIII. BUSINESS DEVELOPMENT

(In addition to complying with the provisions of the instructions for filling in this semester report, the information herein contained should also specifically mention the following aspects: development of the income amount and of the costs external to the said income; formation and analysis of the main transactions which resulted in obtaining extraordinary results; comments on the most significant investment and des-investment transactions, explaining their effect on the acting background of the company and, in particular, on the cash and banks thereof; sufficient explanation of the nature and effects of any item which may have caused an outstanding variation in the amount of income or in the results of the company during the current semester with respect to the reports from the previous quarter).

Furthermore, towards the end of the last period, a test of the modernization of the company's image has begun.
Telepizza's IT area has continued to be a priority objective, focused on the modernization of the information systems. In this respect during the last period the implantation of Data Warehouse has been finalised. This tool will allow us to broaden our knowledge of our clients activities and a thorough modernization of the stores management and information systems.
The company has advanced in its Logistic and Industrial Director's Plan, with the start of production activities in its new installations situated in Daganzo (Madrid), with a surface of 14.000m², a modernization of production activity.

TelePizza continued developing its expansion plan in areas with a population under 30.000, ending the year with 39 franchised establishments in operation and another 5 in the process of opening. The year 2002 has concluded with a total of 858 establishments, of which 538 are in Spain and 320 in its international area.

With reference to the recuperation of tax credits of the parent company, we should point out that during the 2002 period these have increased due to the negative results of the parent company due mainly to the provisions of the portfolio which Telepizza has had to make regarding its national and international branches.

Nevertheless, the company has a recuperation plan for the aforementioned tax credits, and is sure being able to compensate these prior to the 15 year deadline specified by legal legislation.

Note: If you need further space for the requested information, another sheets can be included

0

IX. DIVIDENDS DISTRIBUTED DURING THE PERIOD

(Any dividend distributed since the beginning of the fiscal year will be mentioned).

		% on joint stock	Euros per share	Amount (thousand euros)
1. Common Stock	3100			
2. Preferred Stock	3110			
3. Shares with no voting rights	3120			

Additional information about the distribution of dividends (prepayments, supplementary, etc.)

X. SIGNIFICANT FACTS (*)

		YES	NO
1. Acquisitions or transfers of shares in the joint stock of listed companies qualifying the duty to inform as provided for in Sec. 53 of the LMV (Stock Exchange Act) (5 per cent and multiples).	3200		X
2. Acquisition of treasury stock qualifying the duty to inform in compliance with the additional provision no. 1 of the LSA (Public Limited Liability Companies Act) (1 per 100).	3210		X
3. Other significant increases or decreases of fixed assets (stakes above 10% in unlisted companies, in important material investments or disinvestment, etc.)	3220		X
4. Increases and reductions of the joint stock or of the securities' value.	3230		X
5. Issues, refunds or cancellation of loans.	3240		X
6. Changes in Managers or in the Board of Directors.	3250	X	
7. Amendments of the Articles of Association.	3260		X
8. Conversions, mergers or splits.	3270		X
9. Changes in the institutional regularisation of the trade, with a significant effect on the economic or financial situation of the company or of the Group.	3280		X
10. Litigation, suits or other proceedings that may significantly affect the situation of the estate of the Company or Group.	3290		X
11. Insolvency proceedings, temporary receivership, etc.	3310		X
12. Special limitation, transfer or total or partial waive agreements regarding political and economic rights derived from the shares in the Company.	3320		X
13. Strategic agreements with national and international groups (exchange of share packages, etc.)	3330	X	
14. Other significant facts.	3340	X	

(*) Mark with an "X" the appropriate box; in the event of answering "yes", attach an explanatory annex with details on the date of communication to the CNMV and the SRVB.

XI. EXPLANATORY ANNEX FOR SIGNIFICANT FACTS

On the 22nd of January 2002, Tele Pizza informs that, with date 18/01/02, the company has signed a promissory purchase contract with the entity COMMERZ GRUNDBESITZ SPEZIALFONDS Gmbh, regarding an office building in construction, destined to for the use of, the Telpizza Group's head offices.

On the1st of February 2002, TelePizza announced:
The opening of a TelePizza free stander and four multi-brand combined outlets TelePizza / Pollo Campero in the city of Guatemala as a result of the agreements reached with the Pollo Campero Group for the development of TelePizza in Central America.
Tele Pizza S.A and the Greek company Goody's S.A. have decided by mutual agreement to suspend the joint plans that would have been developed through the Greek company Tele Pizza Hellas.
TelePizza has discontinued its operations in U.K and Morocco. This decision is part of the company's strategy of focusing its development abroad in those areas which are showing adequate profitability.

On the 1st of March, The Company submits a copy of the results related to the second semester of 2001.
The company obtained a net profit of 5.13 million euros, which means an increase of 1.8% with respect to the 5.04 million euros reported in 2000.

On the 10th of May, the company submits the pesentation of results in the first quarter.

On the 13th of May, the company submits information regarding results in the first quarter of 2002

On the 28th of May, The company informs that □ The Board of Directors of TELE PIZZA, S.A., has agreed, to accept the resignation to the position of board member of Mr. Claudio Boada Palleres and has appointed the current Secretary of the Board, Mr Javier Gaspar Pardo de Andrade as member of the Board of Directors, replacing Mr. Claudio Boada Palleres.

On the 10th of June the company submits information regarding its General Shareholders Meeting.

On the 28th of June, the company submits information regarding the agreements approved at the General Shareholders Meeting held on the 28th of June at second hearing.

On the 23rd of July 2002 The Company informs that the Board of Directors of TELE PIZZA, S.A., has agreed, to accept the resignation to the position of board member of Mr. Rafael Hernández García and has appointed Mr. Alberto Manuel Horcajada.
Mr. Antonio Catalán asked for not being re-elected as Board Member, once the period for which he has been elected, concluded, being this the reason of the cease.

On the 30th of July 2002, the company submits information regarding results of the first semester of 2002. The EBITDA reached in the first semester of 2002 was of 27,66 million euros.

On the 16th of August 2002, the company announces it has reached an agreement with Blockbuster Video España S.L under which both companies initiate a Pilot Colaboration Plan.

Note: If you need further space for the requested information, another sheets can be included

XI. EXPLANATORY ANNEX FOR SIGNIFICANT FACTS

On the 28th of August, the company announces results regarding the first semester of 2002. The net result reaches 8,7 million euros in comparison to the 10,99 million euros registered in the same period of 2001.

On the 15th of November, the company submits results regarding the third quarter of 2002. The net result reaches 10,33 million euros in comparison to the 13,75 million euros registered in the same period of 2001.

On **the 20th of February 2003**, the company submits information regarding the Audit Committee.

XII. SPECIAL AUDITORS' REPORT

(This part shall only be filled in with information regarding the first Semester of the fiscal year following the last closed and audited one, and shall be applicable to those issuing companies which, in compliance with the provisions of subparagraph 13 of the Ministerial Order dated 18th January 1991, are liable to submit a special report by its auditors, when the auditors' report regarding the immediately preceding annual accounts has denied the opinion or contains a negative or qualified opinion. The same shall mention that the said special auditors' report is included as an annex to the semester information, and shall include a copy of the information or declarations given or made by the Managers of the Company about the updated position of the qualifications mentioned by the auditor in its report of the annual accounts of the previous year and that, in compliance with the applicable Technical Auditing Accounts, would have been useful for the preparation of the said special report).

NOTA: En caso de ser insuficiente el espacio reservado en este cuadro apara las explicaciones solicitadas, la sociedad podrá adjuntar cuantas hojas adicionales considere necesarias.

TELEPIZZA®

2002 Results

February 2003

ACTIVITY

TELEPIZZA®

SPAIN

TELEPIZZA®

Operations: Stores

- **Owned stores: Renovation and recycling plan**
  - Commercial mentality and customer orientation
  - Global training Program



Improvement of service ratios

Improvement of variable margin at store level

- **Franchises**
  - 55% of stores in Spain are franchised
  - 16 franchised mini stores opened during 2002
  - Implementation of the new management and information system in franchised stores (SAGA)

Marketing

- New work methodology focused on the consumer (focus group, market research)
- Marketing at operational level: Innovation
  - Two new doughs: Freedom of choice
  - Two new side orders: More variety

March	May	September	November
New double Base dough	New minis	New Calzzone dough	New wraps


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Minis
12,95€
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Masa Calzzone



Marketing

- **Technological applications: CRM tools**
  - » Development of a Data Mart
  - » Loading of database
  - » Application to marketing strategies: First Quarter 2003

- **New magazine: Direct communication with the customer**
  - » Test during Sept-Nov. Dec 02: First distribution in owned stores
  - » Delivered with our products
  - » Includes offers and home entertainment information (TV programming, Video/ DVD Rentals, Internet, videogames, etc)
  - » Monthly distribution

New Image Test

- New logo design (Test)
  - Reflects evolution
  - Modern and young
  - Simple and direct
- New store image (Test)
- New uniforms design (Test)

telepizza®



New Image Test



telepizza



telepizza

telepizza®







Modernization of Information Systems

- New Data Warehouse & CRM
- Updating of Software and Hardware Systems (headquarters & outlets)
- Development of a program for multichannel sales management

Human Resources Global Plan

- Global Training Program for improvement at the operations level:

  Objectives:

  - »Customer satisfaction
  - »Commercial approach
  - »Improvement in service and product

Industrial Global Plan

- Start of production activities: February 2003
- Objectives:
  - Updating of production systems
  - Improvement in efficiency
  - Centralised production

INTERNATIONAL

TELEPIZZA®

International

Countries managed directly by us:

- **Portugal, Poland and Chile**
  - Telepizza continues as leader in pizza delivery
  - Marketing adaptation to each country's characteristics
  - Successful implementation of initiatives from Spain
  - Selective criteria for the opening of new stores

International

Countries managed by third parties:

- **France**
  - 20 stores operating by the end of December 2002
  - Industrial side still managed by Telepizza
- **Mexico**
  - Joint venture development with Pollo Campero Group
  - Test of business model
    - Telepizza stores
    - Pollo Campero stores
    - Joint telepizza Pollo Campero store concept
  - 18 stores refurbished by December 2002
  - 2 joint stores under construction
- **Central America**
  - Alliance with Pollo Campero Group
  - 2 Telepizza "Free Standing" stores
  - 4 Telepizza food courts
  - 17 Telepizza corners in Pollo Campero stores

2002 Results

TELEPIZZA®

System Sales

	2002	2001	Δ%
Spain	**313.75**	**305.95**	**2.6%**
Portugal	34.05	31.14	9.3%
Poland *	22.32	21.99	1.5%
Chile **	9.12	9.34	-2.4%
International Subtotal	**65.48**	**62.47**	**4.8%**
SUBTOTAL SALES	**379.23**	**368.42**	**2.9%**
Franchise Countries			
Mexico	5.14	17.81	-71.2%
France	5.83	4.61	26.4%
Not operating countries	**0.00**	**3.12**	
TOTAL SALES	**390.20**	**393.96**	**-1.0%**

* Poland: +7.1% growth in local currency

** Chile: +12.4% growth in local currency

Millions of euros

Consolidated Profit and Loss Account

	2002	%	2001	%	Δ %
Turnover	285.38	100.0%	328.22	100.0%	-13.1%
Other Operating Income	15.74	5.5%	14.64	4.5%	7.5%
Total Operating Income	**301.12**	105.5%	**342.85**	104.5%	**-12.2%**
Cost of goods sold	**-80.55**	-28.2%	**-92.11**	-28.1%	-12.6%
Gross Margin	**220.57**	77.3%	**250.74**	76.4%	**-12.0%**
Personnel Cost	-91.85	-32.2%	-109.98	-33.5%	-16.5%
Other Operating expenses	-73.60	-25.8%	-87.60	-26.7%	-16.0%
EBITDA	**55.12**	19.3%	**53.16**	16.2%	**3.7%**

Millions of euros

2002: Preliminary data before auditing

EBITDA



60.00
50.00
40.00
30.00
20.00
10.00
13.29
12.52
29.36
27.66
41.07
42.11
53.16
55.12
Y-T-D March
Y-T-D June
Y-T-D September
Y-T-D December
2001
2002

Millions of euros

EBITDA Breakdown

	2002		2001		2002 vs 2001
	Mill euro	% Ventas	Mill euro	% Ventas	%
Spain	**47.13**	**20.9%**	**46.00**	**19.2%**	**2.5%**
Portugal	4.51	16.7%	4.66	18.5%	-3.1%
Poland	0.88	4.1%	0.42	1.9%	110.0% *
Chile	1.89	21.3%	1.89	21.2%	0.2% **
International subtotal	**7.28**	**12.7%**	**6.97**	**12.4%**	**4.6%**
SUBTOTAL EBITDA	54.41	19.2%	52.96	17.8%	2.7%
Franchised Countries					
Mexico	1.07	1435.5%	3.56	13.1%	-70.0%
France	-0.36	---	-2.01	---	82.1%
Not operating countries	0.00	---	-1.36	---	---
TOTAL EBITDA	55.12	19.3%	53.16	16.2%	3.7%

Millions of euros

2002: Preliminary data before auditing

* Poland: EBITDA growth in local currency +123.88%

** Chile: EBITDA growth in local currency +14.39%

Consolidated Profit and Loss Account

	2002	%	2001	%	Δ %
EBITDA	**55.12**	**19.3%**	**53.16**	**16.2%**	**3.7%**
Depreciation and amortization	-20.02	-7.0%	-20.44	-6.2%	-2.0%
EBIT	**35.10**	12.3%	**32.72**	10.0%	**7.3%**
FINANCIAL RESULT	**-5.66**	**-2.0%**	**-4.68**	**-1.4%**	**21.0%**
Share in results from companies conso. under the equity method	-0.26	-0.1%	-2.34	-0.7%	-88.9%
Negative consolidation difference reverted	0.00	0.0%	0.00	0.0%	---
Amortization of consolidated goodwill	-1.49	-0.5%	-1.50	-0.5%	-0.3%
ORDINARY PROFIT	**27.69**	**9.7%**	**24.21**	**7.4%**	**14.4%**
EXTRAORDINARY RESULT	**-19.28**	**-6.8%**	**-18.78**	**-5.7%**	**2.6%**
CONSOLIDATED PROFIT BEFORE TAXES	**8.41**	**2.9%**	**5.43**	**1.7%**	**55.0%**
Corporation Tax	-2.05	-0.7%	-0.37	-0.1%	458.7%
CONSOLIDATED PROFIT	**6.36**	**2.2%**	**5.06**	**1.5%**	**25.8%**
Profit allocated to minority interests	-0.96	-0.3%	0.06	0.0%	----
PROFIT ALLOCATED TO THE PARENT COMPANY	**5.41**	**1.9%**	**5.13**	**1.6%**	**5.5%**

Millions of euros

2002: Preliminary data before auditing

Consolidated Profit and Loss Account

Main Extraordinary Expenses

Write off of assets	8.39
Own Shares	7.70
Not operating countries	1.03

Millions of euros

2002: Preliminary data before auditing

Stores

	Dec. 2002	Dec. 2001
SPAIN	538	539
INTERNATIONAL	**320**	**328**
Portugal	56	53
Poland	77	70
Chile	28	26
SUBTOTAL	**161**	**149**
Mexico	129	132
France	30	31
U.K	0	13
Morocco	0	3
SUBTOTAL	**159**	**179**
TOTAL	**858**	**867**

Stores

	[illegible]		[illegible]	
SPAIN	**538**		**539**	
Owned stores	242	45.0%	280	51.9%
Franchised stores	296	55.0%	259	48.1%

INTERNATIONAL	**320**		**328**	
Owned stores	135	42.2%	142	43.3%
Franchised stores	185	57.8%	186	56.7%

TOTAL	**858**		**867**	
Owned stores	377	43.9%	422	48.7%
Franchised stores	481	56.1%	445	51.3%



Opening plan for 2003

	Dec. 2003	Dec. 2002
SPAIN	547	538
INTERNATIONAL	357	320
Portugal	69	56
Poland	95	77
Chile	32	28
SUBTOTAL	196	161
Mexico	131	129
France	30	30
SUBTOTAL	161	159
TOTAL	**904**	**858**

